ALTRAN

251 BD PEREIRE, 75017 PARIS
TELEPHONE : 01 44 09 64 00
TELECOPIE : 01 44 09 64 78

02015727

SECURITIES AND EXCHANGE
COMMISSION
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

02 MAR -7 AM 8:01

Paris, February 22nd 2002

Re : Altran Technologies S.A. (File No. 82-5164)
Ongoing Disclosure Pursuant to Rule 12g3-2(b)
under the US. Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen,

On behalf of Altran Technologies S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of France, (ii) filed or become required to file with the French Stock exchange authorities and which was or will be made public by such authorities or (iii) has distributed or become required to distribute to its security holders :

1. **Financial Release, dated February 5th 2002 published on the internet enclosed as Exhibit 1.**
2. **Financial Release, dated February 6th 2002 published in “Les Echos”, “Le Figaro”, “La Tribune”, “Investir” as Exhibit 2.**
3. **Financial Release, dated February 5th 2002 mailed : “Letter to shareholders” as Exhibit 3.**

If you should have any questions or comments, please call the undersigned at : 33 1 44 09 64 00.

Very truly yours,

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Alain ROUGAGNOU

Enclosures

E-mail : direction@altran-group.com
Siège Social : ALTRAN TECHNOLOGIES S.A. au Capital de 45.022.936 € - R.C.S. PARIS 702 012 956

File N°. 82-5164

FINANCIAL RELEASE

EXHIBIT 1

ALTRAN TECHNOLOGIES

02 MAR -7 AM 8:01

ALTRAN TECHNOLOGIES : OBJECTIF 2001 FORTEMENT DÉPASSÉ

CHIFFRE D'AFFAIRES AU 31 DÉCEMBRE 2001 : + 42 %

Paris, France, le 5 février 2002

ALTRAN Technologies, le leader européen du Conseil en innovation, a réalisé au 31 Décembre 2001 un **chiffre d'affaires annuel consolidé** de **1 278 M€**, en progression de **42 %** par rapport à l'année précédente.
En deux ans, de 1999 à 2001, le chiffre d'affaires a plus que doublé (+ 108 %).

La **croissance du quatrième trimestre est de 41,1 %**, beaucoup plus forte que celle du troisième trimestre (+ 35,8 %) alors même que le quatrième trimestre 2000 donne une base de comparaison extrêmement élevée.

La **croissance interne du quatrième trimestre reste forte (+ 29,7 %)** et **supérieure à celle du troisième trimestre** (+ 28,5 %).

La **croissance interne de l'année 2001** est de **32,8 %**, équivalente à celle de 2000 (+32,9 %).

Le **chiffre d'affaires des sociétés acquises** sur l'année 2001, pris en compte dans le chiffre d'affaires consolidé, est de 74,7 M€. Ces acquisitions ont été effectuées en quasi-totalité hors de France, **dans 11 pays** (Grande-Bretagne, Suède, Pays-Bas, Allemagne, USA, Suisse, Espagne, Italie, Luxembourg, Portugal).

Le **chiffre d'affaires consolidé des filiales hors France** est de **577,7 M€** pour l'année 2001, en progression de 57 % par rapport à 2000. Il représente 45,2 % du chiffre d'affaires consolidé du groupe, ce qui est supérieur aux objectifs.

Tendance de résultat 2001

La croissance du résultat 2001 sera au moins égale à celle du chiffre d'affaires.

Prévisions 2002

Michel FRIEDLANDER, C.E.O., a déclaré :

« Sur la base des contrats en cours et des nouvelles parts de marché, ALTRAN prévoit en 2002 une croissance d'au moins 30 % du chiffre d'affaires et du résultat. Cette visibilité n'intègre pas une éventuelle amélioration de la conjoncture.
La durée moyenne des projets actuellement en portefeuille est de 19 mois ».

En 2002, le chiffre d'affaires hors France représentera 50 % du chiffre d'affaires total.

Le résultat de l'année 2001 sera communiqué le mercredi 10 avril 2002.

Commentaires

Michel FRIEDLANDER, C.E.O.(*), a déclaré :

« Nous sommes particulièrement satisfaits d'avoir réalisé un excellent exercice 2001, avec un quatrième trimestre exceptionnel dans l'absolu, et encore plus exceptionnel compte-tenu de la conjoncture économique. »

Cette performance montre qu'Altran, leader européen du Conseil en Innovation, possède un **business model particulièrement défensif.**

Pendant les derniers mois, nous avons continué à gagner des parts de marché, à la fois en renforçant nos relations avec nos clients, et aussi en ouvrant de nouveaux clients, comme par exemple Airbus et Volkswagen en Allemagne, IBM et RED Electrica España en Espagne, Portugal Telecom et Transgas Portugal au Portugal, Nestlé en Suisse.

Plusieurs dizaines de nouveaux clients ont ainsi choisi Altran pour sa capacité d'innovation, afin de concevoir ou améliorer leurs produits ou leurs processus.

Parmi les nombreux nouveaux projets ainsi menés, nous pouvons citer la conception d'un système anti-endormissement destiné aux conducteurs de poids lourds, des expertises pointues concernant la sécurité des sites industriels dangereux, ou la conception et la réalisation de nouveaux systèmes de guidage pour automobiles.

La durée moyenne de ces nouveaux projets est **supérieure à 2 ans**.

(*) La direction exécutive du Groupe est assurée par deux C.E.O. (Chief Executive Officer) : Michel FRIEDLANDER et Frédéric BONAN.

Pour illustrer la **capacité d'Altran à maintenir une croissance forte dans un climat économique déprimé**, il est intéressant d'examiner le cas de **l'Allemagne.**

En effet, en 2001, l'économie allemande à beaucoup souffert, tous les secteurs ont été en récession, et **dans un tel contexte, Altran affiche une croissance interne de 30 % en Allemagne**.

En terme de dépendance vis-à-vis des gros clients, il nous paraît important de souligner que **aucun client ne dépasse 3 % de notre chiffre d'affaires.**

Le chiffre d'affaires cumulé des 10 plus gros clients ne dépasse pas 20 % du chiffre d'affaires total.
Ces 10 plus gros clients sont répartis dans 5 pays différents, et seulement 3 sont français.

Croissance interne / croissance externe

Nous rappelons que la croissance d'Altran est principalement interne (*) :
en **2001**, sur 42 % de croissance totale, on constate **32,8 % de croissance interne** et **9,2 % de croissance externe**.

Bien que la croissance externe représente un faible pourcentage de la croissance totale, les acquisitions sont très utiles à notre groupe, car elles constituent une **source importante de croissance interne future.**
En terme de potentiel d'acquisitions, la conjoncture actuelle renforce le nombre de cibles possibles.

Pour le futur, nous souhaitons toujours maintenir une croissance **principalement interne**.

(*)*Définition de la croissance interne :*

Pour calculer la croissance interne 2001, on reconstitue le périmètre début 2000, donc :
On retire du CA 2001 le CA des acquisitions 2001, ainsi que le CA 2001 des acquisitions 2000.
D'autre part, on retire du CA 2000 le CA des acquisitions 2000.
On compare ainsi des périmètres 2000 et 2001 identiques.

ALTRAN EN QUELQUES MOTS

Altran, créée en 1982, est le leader européen du conseil en innovation.

Altran est cotée en bourse depuis 1987.
Depuis sa cotation en bourse, Altran affiche une croissance moyenne de son bénéfice par action (après amortissement des survaleurs) de : 32,8 % par an.

Altran comprend plus de 130 sociétés opérationnelles dans 14 pays, organisées en un réseau de sociétés de conseil autonomes, comprenant plus de 600 « business units ».

Chaque Business Unit est dirigée par un Manager, véritable entrepreneur, doté de toute l'autonomie nécessaire, sans frein dans le choix des secteurs de clientèle, puisqu'il s'agit pour lui de gérer une capacité d'innovation et non des secteurs de clientèle, d'où une capacité démontrée de transversalité entre secteurs très différents, avec une grande réactivité et une extrême souplesse.

L'activité d'Altran regroupe 4 types de métiers :

1) le conseil en innovation de produits et de process de fabrication
   (met en œuvre un ensemble très large de spécialités techniques, la plus importante étant les sciences physiques),

2) le conseil en stratégie de l'innovation et en stratégie industrielle
   (évaluation et choix de filières technologiques, avant investissements),

3) le conseil en management de l'innovation
   (modèles économiques, recherche d'investisseurs, audits de patrimoine technologique d'entreprises),

4) le conseil en R&D managériale
   (conseil en innovation dans le management).

Altran est capable de mener des projets pour ses clients, dans toutes les étapes du cycle de vie d'un produit :

Stratégie, financement, réponses à appels d'offres, recherche fondamentale, recherche appliquée et développement, préparation de l'industrialisation, production, activités après-vente.

Altran, avec plus de 500 clients dans 40 pays, est d'ores et déjà un acteur mondial incontournable.

Les actions de la société sont cotées au Premier Marché d'Euronext Paris
(code Sicovam : 3463)

Altran est listé au Nasdaq sous forme d' ADR niveau 1 (code ALTKF).

Pour plus d'informations, consulter notre site internet, à l'adresse :

http://www.altran.net

Les déclarations indiquées ci-dessus qui ne sont pas de nature historiques mais qui expriment des attentes ou des objectifs pour le futur, y compris mais pas seulement des déclarations concernant le chiffre d'affaires et la rentabilité pour l'année 2001 et les objectifs financiers pour 2002, sont des déclarations relatives aux perspectives d'avenir de la Société, fondées sur les avis et hypothèses actuelles du management sur la base des informations et du carnet de commandes au jour du communiqué.

ALTRAN TECHNOLOGIES

ALTRAN TECHNOLOGIES : OBJECTIVES FOR 2001 SURPASSED

REVENUES AS OF DECEMBER 31, 2001 : + 42 %

Paris, France, 5 February 2002

ALTRAN Technologies, the European leader of Innovation Consulting, attained **consolidated revenues** of **1 278 M€** for the year ending 31 December 2001, an increase of **42 %** compared with the previous year.
In two years, from 1999 to 2001, revenues have more than doubled (+ 108 %).

The **growth for the fourth quarter is 41,1 %**, much stronger than that of the third quarter (+ 35,8 %) notwithstanding an extremely high basis of comparison for the fourth quarter 2000.

Internal growth for the fourth quarter remains strong (+ 29,7 %) and **is superior to that of the third quarter** (+ 28,5 %).

Internal growth for the year 2001 is **32,8 %**, equivalent to that of year 2000 (+32,9 %).

The **revenue of companies acquired** during year 2001, included in consolidated revenues, is 74,7 M€. These acquisitions have been made almost entirely outside of France, **in 11 countries** (Great Britain, Sweden, the Netherlands, Germany, USA, Switzerland, Spain, Italy, Luxembourg, Portugal).

The **consolidated revenue of subsidiaries outside of France** is **577,7 M€** for year 2001, an increase of 57 % compared with year 2000. This represents 45,2 % of the consolidated revenues of the group, greater than forecasted objectives.

2001 profit trends

The growth in 2001 profits will be at least equal to that of revenues.

2002 Forecast

Michel FRIEDLANDER, C.E.O., declared :

"On the basis of current contracts and new market share, ALTRAN expects at least 30 % growth in revenues and profits in 2002. This forecast does not take into account any improvements in the economy.
The average length of projects currently in our portfolio is of 19 months."

In 2002, the revenues outside of France will represent 50 % of total revenues.

Profits for year 2001 will be communicated on Wednesday April 10, 2002.

Comments

Michel FRIEDLANDER, C.E.O.(*), declared :

"We are particularly satisfied to have had such an excellent year 2001, with an exceptional fourth quarter, and all the more so given the economic situation."

This performance shows that Altran, the European leader of Innovation Consulting, possesses **a particularly defensive business model**.

During these past months, we have continued to gain market share by reinforcing our relationship with existing clients and also obtaining new clients, such as Airbus and Volkswagen in Germany, IBM and RED Electrica España in Spain, Portugal Telecom and Transgas Portugal in Portugal, Nestlé in Switzerland.

Several dozen new clients have thus chosen Altran for its innovative capabilities in order to design or improve their products or processes.

Examples amongst the numerous new projects we have led : the design of an anti-soporific system for long-haul truck drivers ; the application of technical expertise to the security of dangerous industrial sites ; the design and realization of new steering and direction systems for automobiles.

The average length of these new projects is **greater than 2 years**.

(*) The Executive Management of the Group is ensured by two C.E.O. : Michel FRIEDLANDER and Frédéric BONAN.

To illustrate Altran's **ability to maintain strong growth in a depressed economic climate**, it is interesting to take the example of **Germany.**

In 2001 the German economy suffered greatly. All sectors were in recession and yet **in such a context, Altran shows an internal growth of 30 % in Germany**.

Concerning dependency on major clients, it is important to point out that **no single client represents more than 3 % of our revenues.**

The cumulative revenue for the 10 largest clients does not exceed 20 % of total revenues. These 10 largest clients are in 5 different countries and only 3 are french.

Internal growth / External growth

We emphasis the fact that the growth of Altran is primarily internal(*) :
of the 42 % of total growth in 2001, **32,8 % is internal growth** and **9,2 % is external growth**.

Although external growth is a small percentage of total growth, the acquisitions are extremely useful to our group because they become an **important source of future internal growth.**
With regard to potential acquisitions, the current economic situation increases the number of possible targets.

For the future, we wish to continue to maintain growth that is **primarily internal**.

(*)Definition of internal growth :
In order to calculate the internal growth for year 2001, it is necessary to reconstitute the perimeters at the beginning of the year 2000, as follows :
One must deduct from 2001 revenues the revenues related to 2001 acquisitions as well as 2001 revenues linked to acquisitions made in 2000.
Furthermore, it is necessary to deduct from 2000 revenues the revenues related to acquisitions made in 2000.
This allows comparison of identical 2000 and 2001 perimeters.

ALTRAN IN A FEW WORDS

Created in 1982, Altran is the European leader of Innovation Consulting.

Altran has been listed on the stock exchange since 1987.
Since its listing on the stock exchange, Altran has had an average growth of its earnings per share (after amortization of goodwill) of 32,8 % per year.

Altran includes more than 130 operational companies in 14 countries, organized in a network of autonomous consulting companies, comprised of over 600 « business units ».

Each Business Unit is directed by a Manager, a true entrepreneur, who is given the necessary autonomy with no restrictions in the choice of client sectors since his or her role is to manage innovation capabilities and not client sectors. From this stems a proven ability of transferring amongst very different sectors, with great ease and flexibility.

Altran's activity groups together 4 types of consulting :

1) Consulting in innovation for products and manufacturing processes
(using a large variety of technical skills, the most important being the physical sciences),

2) Consulting in innovation strategy and in industrial strategy
(evaluation and choice of technological possibilities before investment),

3) Consulting in the management of innovation
(economic models, search for investors, audits of technological property and know-how of companies),

4) Consulting in management R&D
(consulting in innovation in management).

Altran is capable of performing projects for clients within all stages of the lifecycle of a product :

Strategy, financing, response to tenders, fundamental key research, applied research and development, preparation of industrialization, production, after-sales activities.

Altran, with more than 500 clients in 40 countries, is already an indisputable global player.

The shares of the company are listed on the primary market of Euronext Paris
(Sicovam code : 3463)

Altran is listed on the Nasdaq in the form of an ADR level 1 (code ALTKF).

For more information, consult our web site, at the address :

http://www.altran.net

The above-mentioned assertions that are not of a historical nature but rather express expectations or objectives for the future, including but not limited to the information regarding the revenue and the profitability for year 2001 and the financial forecast for 2002, are assertions regarding the company's projections for the future which are based on the opinions and the current assumptions of the management that are founded on the information and the project backlog as of this day.

File N°. 82-5164

02 MAR -7 AM 8:01

FINANCIAL RELEASE

EXHIBIT 2

02 MAR -7 AM 8:0

ALTRAN TECHNOLOGIES

LEADER EUROPEEN DU CONSEIL EN INNOVATION

2001 OBJECTIF FORTEMENT DÉPASSÉ
CHIFFRE D'AFFAIRES AU 31 DÉCEMBRE 2001 : + 42 %

ALTRAN a réalisé au 31 décembre 2001 un **chiffre d'affaires annuel consolidé** de **1 278 M€**, en progression de **42 %** par rapport à l'année précédente. En deux ans, de 1999 à 2001, le chiffre d'affaires a plus que doublé (+ 108 %).

La **croissance du 4e trimestre** est de **41,1 %**, beaucoup plus forte que celle du 3e trimestre (+ 35,8 %) alors même que le 4e trimestre 2000 donne une base de comparaison extrêmement élevée.

La **croissance interne du 4e trimestre** reste forte **(+ 29,7 %)** et **supérieure à celle du 3e trimestre** (+ 28,5 %).

La **croissance interne de l'année 2001** est de **32,8 %**, équivalente à celle de 2000 (+ 32,9 %).

Le **chiffre d'affaires des sociétés acquises** sur l'année 2001, pris en compte dans le chiffre d'affaires consolidé, est de 74,7 M€. Ces acquisitions ont été effectuées en quasi-totalité hors de France, **dans 11 pays** (Grande-Bretagne, Suède, Pays-Bas, Allemagne, USA, Suisse, Espagne, Italie, Luxembourg, Portugal).

Le **chiffre d'affaires consolidé des filiales hors France** est de **577,7 M€** pour l'année 2001, en progression de **57 %** par rapport à 2000. Il représente 45,2 % du chiffre d'affaires consolidé du groupe ce qui est supérieur aux objectifs.

Tendance de résultat 2001

La croissance du résultat 2001 sera au moins égale à celle du chiffre d'affaires.

Prévisions 2002

Sur la base des contrats en cours et des nouvelles parts de marché, ALTRAN prévoit en 2002 une croissance d'au moins 30 % du chiffre d'affaires et du résultat. Cette visibilité n'intègre pas une éventuelle amélioration de la conjoncture.

En 2002 le chiffre d'affaires hors France représentera 50 % du chiffre d'affaires total.

Le résultat de l'année 2001 sera communiqué le mercredi 10 avril 2002.

Code sicovam : 3463 Bloomberg : ALT FP Reuters : ALTR.PA NASDAQ : ALTKF

Site Web : www.altran.net E-mail : comfi@altran.net

02 MAR -7

ALTRAN TECHNOLOGIES

EUROPEAN LEADER OF INNOVATION CONSULTING

ALTRAN TECHNOLOGIES : OBJECTIVES FOR 2001 SURPASSED REVENUES AS OF DECEMBER 31, 2001 : + 42 %

ALTRAN Technologies attained **consolidated revenues** of **1 278 M€** for the year ending 31 December 2001, an increase of **42 %** compared with the previous year. In two years, from 1999 to 2001, revenues have more than doubled (+ 108 %).

The **growth for the fourth quarter is 41,1 %**, much stronger than that of the third quarter (+ 35,8 %) notwithstanding an extremely high basis of comparison for the fourth quarter 2000.

Internal growth for the fourth quarter remains strong (+ 29,7 %) and **is superior to that of the third quarter** (+ 28,5 %).

Internal growth for the year 2001 is **32,8 %**, equivalent to that of year 2000 (+32,9 %).

The **revenue of companies acquired** during year 2001, included in consolidated revenues, is 74,7 M€. These acquisitions have been made almost entirely outside of France, **in 11 countries** (Great Britain, Sweden, the Netherlands, Germany, USA, Switzerland, Spain, Italy, Luxembourg, Portugal).

The **consolidated revenue of subsidiaries outside of France** is **577,7 M€** for year 2001, an increase of 57 % compared with year 2000. This represents 45,2 % of the consolidated revenues of the group, greater than forcasted objectives.

2001 profit trends

The growth in 2001 profits will be at least equal to that of revenues.

2002 Forecast

On the basis of current contracts and new market share, ALTRAN expects at least 30 % growth in revenues and profits in 2002. This forecast does not take into account any improvements in the economy.

In 2002, the revenues outside of France will represent 50 % of total revenues.

Profits for year 2001 will be communicated on Wednesday April 10, 2002.

File N°. 82-5164

FINANCIAL RELEASE

"LETTER TO SHAREHOLDERS"

EXHIBIT 3

la lettre aux actionnaires

ALTRAN, leader européen du Conseil en Hautes Technologies

N° 3

ALTRAN Technologies : objectif 2001 fortement dépassé

Paris, France, le 5 février 2002

Chiffre d'affaires au 31 décembre 2001 : + 42 %

ALTRAN Technologies, le leader européen du Conseil en innovation, a réalisé au 31 Décembre 2001 **un chiffre d'affaires annuel consolidé de 1 278 M€**, en progression **de 42 %** par rapport à l'année précédente.
En deux ans, de 1999 à 2001, le chiffre d'affaires a plus que doublé (+ 108 %).

La croissance du quatrième trimestre est de 41,1 %, beaucoup plus forte que celle du troisième trimestre (+ 35,8 %) alors même que le quatrième trimestre 2000 donne une base de comparaison extrêmement élevée.

La croissance interne du quatrième trimestre reste forte (+ 29,7 %) et supérieure à celle du troisième trimestre (+ 28,5 %).

La croissance interne de l'année 2001 est de **32,8 %,** équivalente à celle de 2000 (+32,9 %).

Le chiffre d'affaires des sociétés acquises sur l'année 2001, pris en compte dans le chiffre d'affaires consolidé, est de 74,7 M€. Ces acquisitions ont été effectuées en quasi-totalité hors de France, **dans 11 pays** (Grande-Bretagne, Suède, Pays-Bas, Allemagne, USA, Suisse, Espagne, Italie, Luxembourg, Portugal).

Le chiffre d'affaires consolidé des filiales hors France est de 577,7 M€ pour l'année 2001, en progression de 57 % par rapport à 2000. Il représente 45,2 % du chiffre d'affaires consolidé du groupe, ce qui est supérieur aux objectifs.

TENDANCE DE RÉSULTAT 2001

La croissance du résultat 2001 sera au moins égale à celle du chiffre d'affaires

Prévisions 2002

Michel FRIEDLANDER, C.E.O., a déclaré :

"Sur la base des contrats en cours et des nouvelles parts de marché, ALTRAN prévoit en 2002 une croissance d'au moins 30 % du chiffre d'affaires et du résultat. Cette visibilité n'intègre pas une éventuelle amélioration de la conjoncture.
La durée moyenne des projets actuellement en portefeuille est de 19 mois".

En 2002, le chiffre d'affaires hors France représentera 50 % du chiffre d'affaires total.

Le résultat de l'année 2001 sera communiqué le mercredi 10 avril 2002.

Commentaires

Michel FRIEDLANDER, C.E.O.*, a déclaré :

"Nous sommes particulièrement satisfaits d'avoir réalisé un excellent exercice 2001, avec un quatrième trimestre exceptionnel dans l'absolu, et encore plus exceptionnel compte-tenu de la conjoncture économique."

Cette performance montre qu'Altran, leader européen du Conseil en Innovation, possède **un business model particulièrement défensif.**



Pendant les derniers mois, nous avons continué à gagner des parts de marché, à la fois en renforçant nos relations avec nos clients, et aussi en ouvrant de nouveaux clients, comme par exemple Airbus et Volkswagen en Allemagne, IBM et RED Electrica España en Espagne, Portugal Telecom et Transgas Portugal au Portugal, Nestlé en Suisse.

Plusieurs dizaines de nouveaux clients ont ainsi choisi Altran pour sa capacité d'innovation, afin de concevoir ou améliorer leurs produits ou leurs processus.



Parmi les nombreux nouveaux projets ainsi menés, nous pouvons citer la conception d'un système anti-endormissement destiné aux conducteurs de poids lourds, des expertises pointues concernant la sécurité des sites industriels dangereux, ou la conception et la réalisation de nouveaux systèmes de guidage pour automobiles.

La durée moyenne de ces nouveaux projets est **supérieure à 2 ans.**

Pour illustrer **la capacité d'Altran à maintenir une croissance forte dans un climat économique déprimé**, il est intéressant d'examiner le cas de **l'Allemagne.**

En effet, en 2001, l'économie allemande à beaucoup souffert, tous les secteurs ont été en récession, et **dans un tel contexte, Altran affiche une croissance interne de 30 % en Allemagne.**


Francfort

En terme de dépendance vis-à-vis des gros clients, il nous paraît important de souligner que **aucun client ne dépasse 3 % de notre chiffre d'affaires.**

Le chiffre d'affaires cumulé des 10 plus gros clients ne dépasse pas 20 % du chiffre d'affaires total.

Ces 10 plus gros clients sont répartis dans 5 pays différents, et seulement 3 sont français.

Croissance interne/croissance externe

Nous rappelons que la croissance d'Altran est principalement interne* :
en 2001, sur 42 % de croissance totale, on constate **32,8 % de croissance interne et 9,2 % de croissance externe.**

Bien que la croissance externe représente un faible pourcentage de la croissance totale, les acquisitions sont très utiles à notre groupe, car elles constituent une **source importante de croissance interne future.**
En terme de potentiel d'acquisitions, la conjoncture actuelle renforce le nombre de cibles possibles.

Pour le futur, nous souhaitons toujours maintenir une croissance **principalement interne.**

**Définition de la croissance interne :*
Pour calculer la croissance interne 2001, on reconstitue le périmètre début 2000, donc :
On retire du CA 2001 le CA des acquisitions 2001, ainsi que le CA 2001 des acquisitions 2000.
D'autre part, on retire du CA 2000 le CA des acquisitions 2000.
On compare ainsi des périmètres 2000 et 2001 identiques.



Altran en quelques mots

Altran, créée en 1982, est le leader européen du conseil en innovation.

Altran est cotée en bourse depuis 1987.

Depuis sa cotation en bourse, Altran affiche une croissance moyenne de son bénéfice par action (après amortissement des survaleurs) de : 32,8 % par an.

Altran comprend plus de 130 sociétés opérationnelles dans 14 pays, organisées en un réseau de sociétés de conseil autonomes, comprenant plus de 600 "business units".

Chaque Business Unit est dirigée par un Manager, véritable entrepreneur, doté de toute l'autonomie nécessaire, sans frein dans le choix des secteurs de clientèle, puisqu'il s'agit pour lui de gérer une capacité d'innovation et non des secteurs de clientèle, d'où une capacité démontrée de transversalité entre secteurs très différents, avec une grande réactivité et une extrême souplesse.

L'activité d'Altran regroupe 4 types de métiers :

1 - le conseil en innovation de produits et de process de fabrication
(met en œuvre un ensemble très large de spécialités techniques, la plus importante étant les sciences physiques),

2 - le conseil en stratégie de l'innovation et en stratégie industrielle
(évaluation et choix de filières technologiques, avant investissements),

3 - le conseil en management de l'innovation
(modèles économiques, recherche d'investisseurs, audits de patrimoine technologique d'entreprises),

4 - le conseil en R&D managériale
(conseil en innovation dans le management).

Altran est capable de mener des projets pour ses clients, dans toutes les étapes du cycle de vie d'un produit : Stratégie, financement, réponses à appels d'offres, recherche fondamentale, recherche appliquée et développement, préparation de l'industrialisation, production, activités après-vente.

Altran, avec plus de 500 clients dans 40 pays, est d'ores et déjà un acteur mondial incontournable.

Les actions de la société sont cotées au Premier Marché d'Euronext Paris (code Sicovam : 3463)
Altran est listé au Nasdaq sous forme d' ADR niveau 1 (code ALTKF).

Site web

Pour plus d'informations, consulter notre site internet, à l'adresse : www.altran.net

Les déclarations indiquées ci-dessus qui ne sont pas de nature historiques mais qui expriment des attentes ou des objectifs pour le futur, y compris mais pas seulement des déclarations concernant le chiffre d'affaires et la rentabilité pour l'année 2001 et les objectifs financiers pour 2002, sont des déclarations relatives aux perspectives d'avenir de la Société, fondées sur les avis et hypothèses actuelles du management sur la base des informations et du carnet de commandes au jour du communiqué.

letter to shareholders

ALTRAN, Europe's leading technology consultancy

Vol. 3

ALTRAN Technologies: objectives for 2001 surpassed

Paris, France, 5 february 2002

Revenues as of december 31, 2001: + 42 %

ALTRAN Technologies, the European leader of Innovation Consulting, attained **consolidated revenues of 1 278 M€** for the year ending 31 December 2001, an increase of 42 % compared with the previous year.
In two years, from 1999 to 2001, revenues have more than doubled (+ 108 %).

The growth for the fourth quarter is 41,1 %, much stronger than that of the third quarter (+ 35,8 %) notwithstanding an extremely high basis of comparison for the fourth quarter 2000.

Internal growth for the fourth quarter remains strong (+ 29,7 %) and is superior to that of the third quarter (+ 28,5 %).

Internal growth for the year 2001 is **32,8 %,** equivalent to that of year 2000 (+ 32,9 %).

The revenue of companies acquired *during year 2001, included in consolidated revenues*, is 74,7 M€. These acquisitions have been made almost entirely outside of France, **in 11 countries** (Great Britain, Sweden, the Netherlands, Germany, USA, Switzerland, Spain, Italy, Luxembourg, Portugal).

The consolidated revenue of subsidiaries outside of France is 577,7 M€ for year 2001, an increase of 57 % compared with year 2000. This represents 45,2 % of the consolidated revenues of the group, greater than forecasted objectives.

2001 PROFIT TRENDS

The growth in 2001 profits will be at least equal to that of revenues.

2002 Forecast

Michel FRIEDLANDER, C.E.O., declared:

"On the basis of current contracts and new market share, ALTRAN expects at least 30 % growth in revenues and profits in 2002. This forecast does not take into account any improvements in the economy.
The average length of projects currently in our portfolio is of 19 months."

In 2002, the revenues outside of France will represent 50 % of total revenues.

Profits for year 2001 will be communicated on Wednesday April 10, 2002.

Comments

Michel FRIEDLANDER, C.E.O.(*), declared:

"We are particularly satisfied to have had such an excellent year 2001, with an exceptional fourth quarter, and all the more so given the economic situation."

This performance shows that Altran, the European leader of Innovation Consulting, possesses **a particularly defensive business model.**



During these past months, we have continued to gain market share by reinforcing our relationship with existing clients and also obtaining new clients, such as Airbus and Volkswagen in Germany, IBM and RED Electrica España in Spain, Portugal Telecom and Transgas Portugal in Portugal, Nestlé in Switzerland.

Several dozen new clients have thus chosen Altran for its innovative capabilities in order to design or improve their products or processes.

Examples amongst the numerous new projects we have led : the design of an anti-soporific system for long-haul truck drivers ; the application of technical expertise to the security of dangerous industrial sites ; the design and realization of new steering and direction systems for automobiles.



The average length of these new projects is **greater than 2 years.**

To illustrate Altran's **ability to maintain strong growth in a depressed economic climate**, it is interesting to take the example of **Germany.**

In 2001 the German economy suffered greatly. All sectors were in recession and yet **in such a context, Altran shows an internal growth of 30 % in Germany.**


Frankfurt

Concerning dependency on major clients, it is important to point out that **no single client represents more than 3 % of our revenues.**

The cumulative revenue for the 10 largest clients does not exceed 20 % of total revenues.

These 10 largest clients are in 5 different countries and only 3 are french.

Internal growth/External growth



We emphasis the fact that the growth of Altran is primarily internal*:
of the 42 % of total growth in 2001, **32,8 % is internal growth** and **9,2 % is external growth.**

Although external growth is a small percentage of total growth, the acquisitions are extremely useful to our group because they become an **important source of future internal growth.**
With regard to potential acquisitions, the current economic situation increases the number of possible targets.

For the future, we wish to continue to maintain growth that is **primarily internal.**

**Definition of internal growth :*
In order to calculate the internal growth for year 2001, it is necessary to reconstitute the perimeters at the beginning of the year 2000, as follows:
One must deduct from 2001 revenues the revenues related to 2001 acquisitions as well as 2001 revenues linked to acquisitions made in 2000.
Furthermore, it is necessary to deduct from 2000 revenues the revenues related to acquisitions made in 2000.
This allows comparison of identical 2000 and 2001 perimeters.

Altran in a few words

Created in 1982, Altran is the European leader of Innovation Consulting.

Altran has been listed on the stock exchange since 1987.

Since its listing on the stock exchange, Altran has had an average growth of its earnings per share (after amortization of goodwill) of 32,8 % per year. Altran includes more than 130 operational companies in 14 countries, organized in a network of autonomous consulting companies, comprised of over 600 "business units".

Each Business Unit is directed by a Manager, a true entrepreneur, who is given the necessary autonomy with no restrictions in the choice of client sectors since his or her role is to manage innovation capabilities and not client sectors. From this stems a proven ability of transferring amongst very different sectors, with great ease and flexibility.

Altran's activity groups together 4 types of consulting:

1 - Consulting in innovation for products and manufacturing processes
(using a large variety of technical skills, the most important being the physical sciences),

2 - Consulting in innovation strategy and in industrial strategy
(evaluation and choice of technological possibilities before investment),

3 - Consulting in the management of innovation
(economic models, search for investors, audits of technological property and know-how of companies),

4 - Consulting in management R&D
(consulting in innovation in management).

Altran is capable of performing projects for clients within all stages of the lifecycle of a product:
Strategy, financing, response to tenders, fundamental key research, applied research and development, preparation of industrialization, production, after-sales activities.

Altran, with more than 500 clients in 40 countries, is already an indisputable global player.

The shares of the company are listed on the primary market of Euronext Paris (Sicovam code: 3463)
Altran is listed on the Nasdaq in the form of an ADR level 1 (code ALTKF).

Web site

For more information, consult our web site, at the address: www.altran.net

The above-mentioned assertions that are not of a historical nature but rather express expectations or objectives for the future, including but not limited to the information regarding the revenue and the profitability for year 2001 and the financial forecast for 2002, are assertions regarding the company's projections for the future which are based on the opinions and the current assumptions of the management that are founded on the information and the project backlog as of this day.